 Lithium – made in the USA

 Piedmont at a Glance

 ELECTRIFICATION is A GLOBAL MEGA-TREND

 CLEAN ENERGY Products

 LITHIUM 101

 EVS IN THE US CAPITAL MARKET

 400+ NEW EV MODELS COMING TO MARKET BY 2025

 DECLINING BATTERY COSTS DRIVING EV ADOPTION

 Lithium hydroxide taking share

 SPODUMENE IS PREFERRED FEEDSTOCK

 North Carolina – the cradle of the lithium industry

 Development highlights

 SALES AGREEMENT WITH TESLA

 OEM Friendly ESG Profile

 LOCATION DRIVES cost ADVANTAGE

 CO-PRODUCTS OFFER IMPORTANT CREDITS TO OPERATING COSTS…

 …AND SERVE LARGE, FAST-GROWING MARKETS

 CLEAR PATH TO CONSTRUCTION & COMMISSIONING

 CATALYSTS TO DRIVE SHAREHOLDER value

 AppendiCES

 RESOURCE EXPANSION & ECONOMIC UPSIDE OPPORTUNITIES

 Leadership team

 SPODUMENE PROJECTS EXIST WORLDWIDE, BUT 100% OF LiOH CONVERSION OCCURS IN CHINA

 EV DEMAND BOOMING IN EUROPE

 811 Battery cell cost BREAKDOWN

 Lithium prices

 Disclaimers

 LITHIUM – MADE IN THE USA

PIEDMONT LITHIUM

LITHIUM – MADE IN THE USA

Powering America's Clean Energy Transition

Nasdaq :PLL

ASX :PLL

ABN 50 002 664 495

LiOH

November 2020

PIEDMONT AT A GLANCE

A domestic source of lithium and quartz to fuel America's transition to a clean energy future

- Founded in 2016 – Headquartered in Belmont, NC
- Lithium Hydroxide from Spodumene in the USA
- Quartz co-product to serve the Solar Glass Market
- Ideally Located to Address China's Market Dominance
- $1.1B Base Case NPV with Vast Upside
- Binding Lithium Sales Agreement with Tesla
- Strong Balance Sheet to Drive Project Forward

CORPORATE SNAPSHOT

PIEDMONT LITHIUM LIMITED	Nasdaq	ASX
Shares / ADRs (1 ADR = 100 Shares)	13.86 M	1,385.3 M
Price (@ 11/20/20)	$26.34	A$0.375
Average Daily Trading Volume (90-day)	$59 M	A$5 M
Market Cap (@ 11/20/20)	$365 M	A$520 M
Cash (@ 9/30/20) [1]	$75 M	A$102 M

1 – Pro forma for the public offering which closed 10/23/20

KEY SHAREHOLDERS

Alyeska Investment Group	7%
Fidelity International	6%
Officers and Directors	7%
United States ADR Program	56%

BOARD OF DIRECTORS

Ian Middlemas	Australia	Chairman
Keith D. Phillips	USA	President & CEO
Anastasios Arima	Australia	Director
Jeff Armstrong	USA	Director
Jorge Beristain	USA	Director
Levi Mochkin	Australia	Director

RESEARCH COVERAGE

Canaccord Genuity, Evercore ISI, Roth Capital Partners, Foster Stockbroking, Taylor Collison, ThinkEquity

ELECTRIFICATION IS A GLOBAL MEGA-TREND





ELECTRIC VEHICLE PENETRATION



30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: Benchmark Minerals Intelligence

RAPID GROWTH IN SOLAR INSTALLATIONS



Cumulative installed capacity (GW)
3,000
2,500
2,000
1,500
1,000
500
0
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: IRENA's renewable energy statistics (IRENA, 2019c) and future projections based on IRENA's analysis (2019a).



CLEAN ENERGY PRODUCTS


PIEDMONT LITHIUM
CORE SAMPLE
SPODUMENE
CONCENTRATE
LITHIUM HYDROXIDE
LITHIUM-ION BATTERIES
ELECTRIC VEHICLES
QUARTZ
QUARTZ
QUARTZ CONCENTRATE
SOLAR GLASS
QUARTZ COUNTERTOPS

LITHIUM 101

LITHIUM: THE IRREPLACEABLE ELEMENT OF THE ELECTRIC ERA – "VW"



QUARRYING
REFINING
CATHODE PRODUCTION
BATTERY PRODUCTION
ELECTRIC VEHICLE PRODUCTION

LITHIUM DEMAND BY MARKET



Glass & Ceramics
Lubricant/Grease
Metallurgy
Air Treatment
Medical
Other
Battery
MILLIONS
0
1
2
3
4
5
6
0.1
0.2
0.7
1.7
3.2
5.0
2015
2020
2025
2030
2035
2040

SOURCES OF LITHIUM



Cathode

LITHIUM RAW MINERAL SUPPLY IN 2019



Other 5%
China 10%
Argentina 10%
Chile 25%
Australia 50%

LITHIUM HYDROXIDE SUPPLY IN 2019



USA 4%
Chile 13%
China 83%

LITHIUM DEMAND BY MARKET IN 2019



Air treatment 3%
Medical 2%
Metallurgy 4%
Lubricants 9%
Other 12%
Glass & Ceramics 17%
Battery 53%

Source: Benchmark Intelligence Lithium Forecast Q2 2020

EVs IN THE US CAPITAL MARKET

RAW MATERIALS	BATTERIES / LIDAR	VEHICLES	AFTER MARKET
PIEDMONT LITHIUM	AEVA	TESLA	blink
ALBEMARLE	LUMINAR	LORDSTOWN	chargepoint
Livent	ROMEO POWER TECHNOLOGY	CANOO	XLFleet
MP MATERIALS	QuantumScape	HYLIION	
	Velodyne	FISKER	
		WORKHORSE	

400+ NEW EV MODELS COMING TO MARKET BY 2025

- **Major OEMs are committed to EVs**
  - 400+ new EV models coming to market by 2025
- **EU / China and other governments requiring lower CO2 emissions**
- **Mass market vehicles coming for the first time**
  - Ford to produce electric F-150 in 2022
  - VW ID.3 launched in 2020



\# OF EVS LAUNCHED BY 2025
VW 80
BMW 47
Geely 41
Changan 34
FCA 32
SAIC 30
Ford 28
HMC-KIA 23
GM 20
RNM Alliance 12
Peugeot 11
Toyota 10
Daimler 10
0 20 40 60 80

Source: Bloomberg New Energy Finance Electric Vehicle Outlook 2019



VW ID.3
(2020)



Mustang MachE
(2021)



Rivian Trucks
(2022)



Porsche Taycan
(2020)

DECLINING BATTERY COSTS DRIVING EV ADOPTION


LI-ION BATTERY COSTS DOWN 87% SINCE 2010
(PACK PRICE - REAL 2019 $/KWH)
$1,200
$1,000
$800
$600
$400
$200
$0
-22%
-21%
-8%
-11%
-35%
-23%
-26%
-18%
-13%
13% Annual Cost Reduction
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Source: Bloomberg New Energy Finance
https://about.bnef.com/blog/behind-scenes-take-lithium-ion-battery-prices


EV SELLING PRICES PROJECTED TO FALL DUE TO LOWER BATTERY COSTS
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
250 Mile Range EV Price
Toyota Camry MSRP
2018
2020
2022
2024

Source: ARK Innovation – Big Ideas 2020

LITHIUM HYDROXIDE TAKING SHARE

LITHIUM CHEMICAL DEMAND TO 2030



TONNES OF LITHIUM CARBONATE EQUIVALENT (LCE)
2,750,000
2,500,000
2,250,000
2,000,000
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
Carbonate
Hydroxide
33% CAGR FOR LiOH DEMAND
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Source: RK Equity

LiOH

LITHIUM

is the lightest and most energy-dense metal, making it ideal for energy storage applications

LITHIUM HYDROXIDE

is required in the high-nickel cathode materials used in longer-range EVs

LiOH SHORTAGES

are expected by 2023

CHINA

Currently produces ~83% of the world's lithium hydroxide

SPODUMENE IS PREFERRED FEEDSTOCK

MAJOR AUTO COMPANIES PREFER SPODUMENE-SOURCED HYDROXIDE

"Lithium extracted from **mining** … is more stable to extract, easier to scale and generally **more sustainable.**" *VW – April 2019*

"BMW signs contract with Ganfeng for **sustainable lithium from mines in Australia.**" *BMW – November 2019*

"Piedmont to supply spodumene concentrate to Tesla." *Piedmont Lithium Limited – September 2020*

SPODUMENE IS THE LOW-COST SOURCE FOR LITHIUM HYDROXIDE


Raw Material
Carbonate Conversion
Hydroxide Conversion
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2,000
3,500
665
2,100
3,000
Brine
Spodumene

Source: McKinsey & Co., costs represent indicative 2025 costs for typical South American brine operations and typical Western Australian spodumene operations.

PROXIMITY TO MAJOR EV MARKETS


PIEDMONT LITHIUM
WILMINGTON
BALTIMORE
WILMINGTON
CHARLESTON
SAVANNAH
JACKSONVILLE
TAMPA BAY
EVERGLADES
NEW ORLEANS
HOUSTON
LG
GM
Ford
CHRYSLER
Jeep
BASF
LORDSTOWN
RIVIAN
SUBARU
TOYOTA
HONDA
CHEVROLET
Cadillac
NISSAN
DAIMLER
HYUNDAI
mazda
KIA
SK innovation
saft
TESLA
iM3
FREYR
northvolt
Terrafame
umicore
MORROW
NEVS
microvast
amte
FARASIS
JM Johnson Matthey
TERRA E
CATL
BMZ
PSA
SVOLT
InoBat
SAMSUNG SDI
GS YUASA
Leclanché
ROTTERDAM
DUNKIRK
LE HAVRE
NANTES
BILBOA

NORTH CAROLINA – THE CRADLE OF THE LITHIUM INDUSTRY


USA
PIEDMONT LITHIUM PROJECT
Lincolnton
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
321
Central Property
Hallman-Beam Mine
Sunnyside Property
Bessemer City
Shelby
Gastonia
85
77
Kings Mountain Mine
Livent, Bessemer City Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Albemarle, Kings Mountain Lithium Processing Facility
Charlotte
North Carolina
South Carolina
N
20 km
Piedmont Lithium project
Major highway
Railway
City

PLL

#1
US STATE FOR BUSINESS (FORBES)

0%
STATE MINING ROYALTIES

23%
CORPORATE TAX RATE

~100%
OF WORLD LITHIUM PRODUCTION FROM 1950S TO THE 1980S

DEVELOPMENT HIGHLIGHTS


USA
PIEDMONT PROJECT
PIEDMONT LITHIUM
CHEMICAL PLANT

25 Year
Project Life

US$218M
Run-rate EBITDA

US$1.1B
After-tax NPV[1]

26%
After-tax IRR

Source: Estimated values previously announced in Company announcement "Chemical Plant PFS Demonstrates Exceptional Economics and Optionality of USA Location" dated May 26, 2020
Based on Roskill's forecasted 2028 all-in sustaining cost curve for lithium hydroxide production

SALES AGREEMENT WITH TESLA

- Binding agreement
- 5-year initial term
- Fixed price
- First shipments 2022-23





OEM FRIENDLY ESG PROFILE

Clean Energy Product Portfolio	▪ Lithium fuels EVs, reducing emissions two-thirds vs. ICE vehicles ▪ Quartz byproduct targeted at growing solar glass market
OEMs Prefer Hard Rock for Sustainability	▪ Preference for spodumene vs. brine from a sustainability perspective ▪ Brine projects under pressure due to impact on water supply
Short Transport Distances	▪ 20-mile SC6 transport for integrated business vs. ~5,000 from Australia to China ▪ Potential 98% reduction in 'quarry-to-EV' supply chain
Green Quarrying	▪ Potential for 100% of electricity requirements to come from low-carbon sources ▪ No toxic chemicals or tailings impoundment; electric fleet being evaluated
Social	▪ First-world labor and environmental practices ▪ USA safety standards

LOCATION DRIVES COST ADVANTAGE



Integrated Producers (Hard Rock/Brine)
Chinese Merchant Producers (Hard Rock/Brine)
PIEDMONT INTEGRATED
INTEGRATED PROJECTS
MERCHANT CONVERTERS
Production Cost (US$/t Lithium Hydroxide)
12,000
10,000
8,000
6,000
4,000
2,000
0
0 25 50 75 100 125 150 175 200 225 250 275 300 325 350 375 400 425 450 475 500
Cumulative Production (Kt/y Lithium Hydroxide)

PIEDMONT VS. AUSTRALIAN SPODUMENE PRODUCERS

	North Carolina	Western Australia
Personnel ($/y avg.)	$90,000	$150,000
Electricity (kwh)	5.5c	17.0c
Natural Gas (GJ)	$3.68	$7.15
SC6 Transport (T)	$6	$46
State Royalties	0%	5%
Co-product Quartz	Yes	No

CO-PRODUCTS OFFER IMPORTANT CREDITS TO OPERATING COSTS...

CASH COST OF SPODUMENE CONCENTRATE PRODUCTION ($/T)


$350
$300
$250
$200
$150
$100
$50
$-
$(50)
$(100)
$(150)
Transport, $6
Royalties, $7
Power, $11
Process Labor, $37
Other
$69
Mining
$181
Co-Products
($109)
Spodumene
Concentrate
(Net)
$202

LiOH INTEGRATED PROJECT PRODUCTION CASH OPERATING COSTS LIFE OF PROJECT ($/T) INCLUDING ROYALTIES


$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
Conversion
$2,332
Concentrate
$1,380
LiOH
$3,712

Source: Chemical Plant Pre-feasibility Study (PFS). Refer to the announcement dated May 26, 2020.

...AND SERVE LARGE, FAST-GROWING MARKETS

QUARTZ		FELDSPAR	MICA


Solar Panel
Glass


Quartz
Countertops


Architectural
Glass


Automotive
Paints

CLEAR PATH TO CONSTRUCTION & COMMISSIONING



Spodumene Concentrate & Byproducts
2020
2021
2022
2023
2024
Definitive Feasibility Study & Permitting
Mineral Products Sales Agreements
Construction
Commissioning / Production
Potential Phase 2 Expansion
Chemical Plant No. 1 – Kings Mountain
Definitive Feasibility Study & Permitting
SC6 Supply & LiOH Sales Agreements
Construction
Commissioning / Production

CATALYSTS TO DRIVE SHAREHOLDER VALUE

EXECUTION

De-risk to reduce discount to $1.1B NPV

- ☐ Upgrade resources to reserves
- ☐ Receive final permits for concentrate and chemical plant operations
- ☐ Secure lead customers for lithium hydroxide and quartz co-product
- ☐ Complete definitive feasibility study
- ☐ Secure project financing via strategic partnerships and low-cost debt

GROWTH

Grow project NPV above $1.1B

- ☐ Grow land position on the TSB
- ☐ Grow resource base through exploration drilling
- ☐ Grow integrated production of spodumene concentrate and lithium hydroxide
- ☐ Grow co-product quartz production for fast-growing solar markets
- ☐ Scale hydroxide production via third-party concentrate supply

MARKETS

- ☐ Lithium prices at 5-year lows
- ☐ Expected recovery will drive lithium equities
- ☐ Piedmont has enormous leverage to rising lithium prices

PIEDMONT LITHIUM

APPENDICES

Nasdaq :PLL

ASX :PLL

ABN 50 002 664 495

LiOH


USA
PIEDMONT
PROJECT

HIGH-GRADE RESOURCE WITH VAST UPSIDE

PLL

MINERAL RESOURCES
27.9 Mt @ 1.11% Li_2O

- 764,000 tonnes of contained LCE
- 100% of the lithium is attributable to spodumene mineralization
- Shallow open pits – 74% of resource within 100m of surface and 97% within 150m
- Open along strike and at depth







OPEN ALONG
STRIKE AND AT DEPTH

SHALLOW
OPEN PIT QUARRYING

PURE SPODUMENE
MINERALOGY

ABUNDANT
CLEAN PROCESS WATER

85% RECOVERIES
BASED ON TESTWORK & 50 YEARS OF TSB PRECEDENT


USA
PIEDMONT LITHIUM
PROJECT

RESOURCE EXPANSION & ECONOMIC UPSIDE OPPORTUNITIES

PLL

- **POTENTIAL TO INCREASE MINERAL RESOURCES**
  Drilling in previously unexplored areas has identified new spodumene bearing pegmatites
- **LAND CONSOLIDATION**
  Significant capital expenditure dedicated to securing highly prospective properties
- **PRODUCTION EXPANSION**
  Larger Project footprint may accelerate production throughput above the current 160,000 t/y SC6 target
- **LiOH PRODUCTION**
  May be expanded through conversion of 3rd party spodumene concentrate
- **ADDITIONAL BYPRODUCT SALES**
  Quartz, Feldspar, and Mica production can be increased at minimum additional capital and operating costs


Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Area 1
Rock Chip Assays up to 2.37% Li2O
Core Property
Area 5
Rock Chip Assays up to 2.10% Li2O
Area 2
Rock Chip Assays up to 2.63% Li2O
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li2O
Area 3
Rock Chip Assays up to 2.41% Li2O
Central Property
279
274
Hallman-Beam Mine
Sunnyside
Rock Chip Assays up to 2.91% Li2O
Sunnyside Property
20.9 meters intercept @ 1.42% Li2O in Hole 18-SS-001
Piedmont Lithium project
Former lithium mine
Resource
Drillholes
Proposed infill drillholes
Exploration target
Major highway
Railway
Powerline
2.5 km

EXPLORATION UPSIDE
UNEXPLORED PROPERTIES

CONSOLIDATE LAND
FIRST-MOVER POSITION

INCREASED THROUGHPUT
OPEN PIT QUARRYING

MERCHANT LIOH
FROM IMPORTED SPODUMENE CONCENTRATE

ADDITIONAL BYPRODUCTS
PIEDMONT QUARTZ IS IDEAL FOR SOLAR GLASS

LEADERSHIP TEAM

KEITH PHILLIPS
President & CEO

30+ years Wall Street experience with JPMorgan, Merrill Lynch & Goldman Sachs

PATRICK BRINDLE
VP – Project Management

20+ years US and global engineering, procurement and construction experience

LAMONT LEATHERMAN
VP – Chief Geologist

25+ years as an exploration geologist, senior positions in BHP in the Carolinas

TIM MCKENNA
Government Relations

30+ years government relations, including with Rockwood Lithium and Lithium X

TASO ARIMA
Founder and Director

Visionary natural resources entrepreneur; founder of multiple companies

AUSTIN DEVANEY
VP – Sales & Marketing

Lithium industry veteran; head of sales and customer excellence for Albemarle

DAVID BUCKLEY
Process Engineering

25+ years lithium extraction and conversion expert, ex-Livent and Albemarle

GREG SWAN
Corporate Secretary

15+ years accounting and governance experience with public companies

TECHNICAL CONSULTANTS

HATCH

PRIMERO

MARSHALL MILLER & ASSOCIATES

SGS

HDR

CSA

SPODUMENE PROJECTS EXIST WORLDWIDE, BUT 100% OF LiOH CONVERSION OCCURS IN CHINA


KELIBER
FRONTIER
GALAXY
CriticalElements
NEMASKA LITHIUM
SAYONA
LITHIUM
PIEDMONT
SAVANNAH
EUROPEAN
KODAL MINERALS
MALI LITHIUM
IronRidge
AMG
SIGMA
AVZ
BIKITA MINERALS
CORE LITHIUM
ALTURA
PILBARA MINERALS
TALISON LITHIUM
GALAXY
Liontown
Operating Spodumene Conversion Plant

LiOH

~100%
OF WORLD SPODUMENE PRODUCTION IS CONVERTED IN CHINA

CHINA
PRODUCES MOST OF THE WORLD'S LITHIUM HYDROXIDE

US AND EUROPEAN
AUTO COMPANIES SEEKING TO LOCALIZE SUPPLY CHAINS

NORTH CAROLINA
IS AN IDEAL LOCATION FOR HYDROXIDE PRODUCTION

EV DEMAND BOOMING IN EUROPE

EU CO2 EMISSIONS PENALTIES 2021


BILLIONS
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$0.6
$1.5
$2.8
$5.6
$8.6
$11.8
$15.2
$18.8
$22.8
$28.8
$39.1
$39.1
Toyota
Volvo
Nissan
Ford
BMW
Hyundai - Kia
Daimler
FCA
Renault
PSA
VW Group
EU 2021 Penalty

Source: HSBC, Macquarie, JATO

4 YEAR CONSUMER OWNERSHIP COSTS


40,000 €
35,000 €
30,000 €
25,000 €
20,000 €
15,000 €
10,000 €
5,000 €
0 €
6,000 € bonus by government + 3,000 € bonus by car manufacturers
GERMANY
7,000 € bonus by government
FRANCE
5,000 € bonus by government + 1,000 € bonus by car manufacturers
ITALY
4,000 € bonus by government + 1,000 € bonus by car manufacturers
SPAIN
3,000 € bonus by government + 2,000 € bonus by car manufacturers
AUSTRIA
VW e-Golf
VW e-Golf (Recovery Package)
VW e-Golf (Recovery Package)
VW e-Golf (Recovery Package)
VW e-Golf (Recovery Package)
VW e-Golf (Recovery Package)
VW e-Golf Gasoline

Source: International Council on Clean Transportation

EV SALES GROWTH IN EUROPE

	AUG 2020	YTD 2020	YTD 2019	YTD CHANGE
France	11%	9%	2%	350%
United Kingdom	10%	8%	2%	300%
Sweden	29%	27%	11%	146%
Germany	14%	9%	3%	200%
Italy	4%	3%	1%	200%
Spain	4%	3%	1%	200%
AVERAGE	**11%**	**8%**	**3%**	167%
Belgium	10%	7%	3%	133%
Austria	8%	7%	3%	133%
Poland	2%	1%	0%	100%
Other	14%	11%	6%	83%
Netherlands	21%	14%	9%	56%

Source: International Council on Clean Transportation

811 BATTERY CELL COST BREAKDOWN


Labor
3.8%
Other, 1.3%
Consumables
4.1%
Electrolyte, 4.6%
Anode
9.4%
Energy
10.1%
Capital
12.4%
Cathode
54.3%
Other
18.4%
Manganese
2.0%
Cobalt,
11.7%
Nickel
45.5%
Lithium
22.4%

Source: Benchmark Mineral Intelligence

LITHIUM PRICES



Battery Grade Lithium Chemicals Price Forecast (US$/t)
25,000
20,000
15,000
10,000
5,000
-
Lithium Carbonate, Battery Grade, Global Prevailing Price
Lithium Hydroxide, Battery Grade, Global Prevailing Price
BENCHMARK
MINERAL
INTELLIGENCE
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040

DISCLAIMERS

Cautionary Statements and Important Information

Piedmont Lithium Limited ("Piedmont") has filed an effective registration statement (including a prospectus) on Form F-3 (File No. 333-234445) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement and other documents Piedmont has filed or will file with the SEC for more complete information about Piedmont and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealing participating in the offering will arrange to send you the prospectus supplement if you request it by calling Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, at (888) 474-0200; Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, at (617) 371-3900; or ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, at (877) 436-3673. This presentation is not a prospectus and does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in any jurisdiction where such offer or sale is prohibited. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont as a summary only and does not contain all information about Piedmont's assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont's securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. All information in this presentation is subject to change without notice, and any person who receives this presentation should not rely or act upon it. This presentation may contain commercially sensitive and confidential information and is being supplied to you solely for your information. By receipt of this presentation, you agree to be bound by the restrictions and other terms of this disclaimer, and acknowledge the confidentiality of the information contained herein, agree to hold such information as confidential and shall not reproduce, distribute or disclose such information in whole or in part to any party for any purpose, without the express prior written permission of Piedmont. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Piedmont or the underwriters or their respective affiliates, directors, officers, employees, members, partners, shareholders or agents makes any representation or warranty with respect to the accuracy of such information.

This presentation contains references to trademarks and service-marks belonging to other entities. Solely for convenience, trademarks and tradenames referred to in this presentation may appear without the ® or ™ symbols, but such references are not intended to indicate, in anyway, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and tradenames. We do not intend our use or display of other companies' tradenames, trademarks or service-marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of or as described in securities legislation in Australia and the United States, including statements about the proposed offering; statements regarding exploration and development activities; plans for Piedmont's mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies.

Such forward-looking statements involve substantial and known and unknown risks, uncertainties and other risk factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such risk factors include, among others: (i) that Piedmont will be unable to commercially extract mineral deposits, (ii) Piedmont's properties may not contain expected reserves, (iii) risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), (iv) uncertainty about Piedmont's ability to obtain required capital to execute its business plan, (v) Piedmont's ability to hire and retain required personnel, (vi) changes in the market prices of lithium, (vii) changes in technology or the development of substitute products, (viii) the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, (ix) uncertainties inherent in the estimation of lithium resources, (x) risks related to competition, and (xi) other uncertainties and risk factors set out in filings made from time to time with the Australian Securities Exchange and the U.S. Securities and Exchange Commission, including Piedmont's most recent Form 20-F. The forward-looking statements, projections and estimates are given only as of the date of this presentation and actual events, results, performance and achievements could vary significantly from the forward looking statements, projections and estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. Piedmont disclaims any intent or obligation to update publicly such forward-looking statements, projections and estimates, whether as a result of new information, future events or otherwise. Additionally, Piedmont, except as required by applicable law, undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The Project's Core Property Mineral Resource of 25.1Mt @ 1.09% Li_2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li_2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li_2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li_2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li_2O and 1.39Mt @ 1.29% Li_2O.

The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the SEC. Accordingly, information contained herein that describes Piedmont's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont's Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC's website at www.sec.gov.

Competent Persons Statements

The information in this presentation that relates to Exploration Results, Mineral Resources, Metallurgical Testwork Results, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement entitled 'Chemical Plant PFS Demonstrates Exceptional Economics and Optionality of USA Location' dated May 26, 2020 ("Original ASX Announcement") which is available to view on the Company's website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the Original ASX announcement; b) all material assumptions and technical parameters underpinning Mineral Resources, production targets, and related forecast financial information derived from production targets included in the Original ASX announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons' findings are presented in this report have not been materially modified from the Original ASX announcement.

LiOH

PIEDMONT LITHIUM

LITHIUM – MADE IN THE USA

Powering America's Clean Energy Transition

November 2020

Keith D. Phillips – President and CEO
+1 973 809 0505
kphillips@piedmontlithium.com

Head Office | 32 N Main Street | Suite 100 | Belmont, NC 28012 | USA
Exploration Office | 5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016 | USA
Registered Office | 28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia

Nasdaq :PLL
ASX :PLL
ABN 50 002 664 495

www.piedmontlithium.com